545 E. JOHN CARPENTER FREEWAY, SUITE 1300 IRVING, TX 75062 PH: 972-444-4900 NYSE: FCH
July 28, 2015

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549
Attn: Mr. Tom Kluck

Re:	FelCor Lodging Limited Partnership Registration Statement on Form S-4 Filed July 2, 2015 File No. 333-205447
Dear Mr. Kluck:
On behalf of FelCor Limited Lodging Partnership, a Delaware limited partnership (the “Company”), we hereby file a response to the comment contained in the letter from the U.S. Securities and Exchange Commission, Division of Corporation Finance (the “Commission”) dated July 21, 2015 regarding the Registration Statement on Form S-4 filed by the Company and various guarantors on July 2, 2015 (the “Registration Statement”). For your convenience, we have repeated the comment prior to our response.
General

Comment:    As you know, we are reviewing your Form 10-K for the fiscal year ended December 31, 2014, and have issued a comment in connection with that review. Please confirm that you will amend the registration statement, as appropriate, to reflect your responses to our comments on the Form 10-K. In addition, Please note that we will not be in a position to declare the registration statement effective until you have resolved all comments raised on the Form 10-K.

Response:    The Company acknowledges the comment letter dated July 21, 2015 from the Commission on the Form 10-K (the “10-K Letter”). After analyzing the comment raised in the 10-K Letter, the Company responded to the Commission’s comment by letter dated July 23, 2015, and provided the requested analysis. In response to such letter, the Commission notified the Company, by letter dated July 28, 2015, that it had completed its review of the Company’s filings, with no further comments. Consequently, the Company has addressed the issue raised in the 10-K Letter and such issue did not require any amendments to the Form 10-K, nor to the Registration Statement.

July 28, 2015
Securities and Exchange Commission

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, or require any additional information, please do not hesitate to call me at 972-444-4900 or Robert W. Dockery at Polsinelli PC at 214-661-5505.

Very truly yours,

/s/ Jonathan H. Yellen
Jonathan H. Yellen
Executive Vice President, General Counsel and Secretary

cc: Robert W. Dockery, Polsinelli PC